FORM 3   UNITED STATES SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                     WASHINGTON, D.C. 20549          OMB NUMBER:     3235-0104
                                                     EXPIRES:  DECEMBER 31, 2001
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE......0.5
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                           SECURITIES

        Filed pursuant to Section 16(a) of the Securities
        Exchange Act of 1934, Section 17(a) of the Public
        Utility Holding Company Act of 1935 or Section 30
        (f) of the Investment Company Act of 1940
(Print or type responses)
1.   Name and Address of         2.   Date of        4.   Issuer Name AND Ticker or
Reporting Person*                     Event               Trading Symbol
                                      Requiring           LanguageWare.net(Company)
Venture TDF Pte Ltd.                  Statement           Ltd. (LWNTF)
                                   (Month/Day/Year)
                                      (01/14/00)

  (Last)    (First)  (Middle)    3.  I.R.S.          5.Relationship of Reporting    6.If Amendment, Date of Original
9 Scotts Road                        Identification    Person(s) to Issuer            (Month/Day/Year)
#06-01 Pacific Plaza                 Number of         (Check all applicable)
                                     Reporting         __ Director   _X_ 10% Owner
           (Street)                  Person, if an
Singapore 228210                     entity            __ Officer __ Other
                                     (Voluntary)          (give (specify            7.Individual or Joint/Group Filing
                                                          title  below)               (Check Applicable Line)
                                                          below)                      __ Form filed by One Reporting Person
                                                        _______________________       _X_Form filed by More than One Reporting
                                                                                         Person

  (City)    (State)  (Zip)            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Security           2.  Amount of       3. Ownership Form: Direct      4. Nature of Indirect Beneficial Ownership
     (Instr. 4)                      Securities         (D) or Indirect (I)            (Instr. 5)
                                     Beneficially       (Instr. 5)
                                     Owned
                                     (Instr. 4)

                                      6,420,249            I                        By Technology Fund Pte Ltd.
Ordinary Shares, NIS .01 nominal
value per share
                                      3,717,735            I                        By Technology Fund II Pte Ltd.
Ordinary Shares, NIS .01 nominal
value per share


Reminder:  Report on a separate line for each class of
securities beneficially owned directly or indirectly.          (Over)
*  If the form is filed by more than one reporting
person, see Instruction 5(b)(v).                      SEC 1473 (3-99)

    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
           INFORMATION CONTAINED IN THIS FORM ARE NOT
 REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                       OMB CONTROL NUMBER.

FORM 3 (CONTINUED)       TABLE II -- DERIVATIVE SECURITIES
BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
CONVERTIBLE SECURITIES)


1.   Title of           2. Date       3.  Title and Amount of          4. Conver-    5. Owner-       6.  Nature of
Derivative Security     Exer-         Securities Underlying               sion          ship             Indirect
  (Instr. 4)            cisable       Derivative Security                 or            Form             Beneficial
                        and           (Instr. 4)                          Exercise      of               Ownership
                        Expir-                                            Price of      Deri-            (Instr. 5)
                        ation                                             Deri-         vative
                         Date                                             vative        Security:
                        (Month/                                           Security      (D) or
                         Day/                                                           Indirect
                         Year)                                                          (I)
                                                                                        (Instr. 5)
                        Date   Expira-                        Amount
                        Exer-  tion                           or
                        cisa-  Date         Title             Number
                        ble                                   of
                                                              Shares
Convertible Debenture   3/1/   5/31   Ordinary Shares,          573,431   $0.15            I         By Technology
                        00_/1  /00_/2 NIS .01 nominal                                                Fund II Pte
                                      value per share                                                Ltd.
Warrant                 3/1/   5/31   Ordinary Shares,          286,715   $0.15            I         By Technology
                        00_/3  /05    NIS .01 nominal                                                Fund II Pte
                                      value per share                                                Ltd.
Convertible Debenture   3/1/   5/31   Ordinary Shares,        1,684,452   $0.15            D
                        00_/1  /00_/2 NIS .01 nominal
                                      value per share
Warrant                 3/1/   5/31   Ordinary Shares,          842,226   $0.15            D
                        00_/3  /05    NIS .01 nominal
                                      value per share

Explanation of Responses:
1  Conversion subject to repayment right by Issuer pursuant to
Convertible Debenture.
2  Convertible Debenture due 5/31/00.
3  Issuable under terms of Convertible Debenture assuming
Convertible Debenture has not been repaid.
                                                      By:  /s/ Thomas Ng
**  Intentional misstatements or omissions of facts   Name:  Thomas Ng  1/24/00
constitute Federal Criminal Violations.               Title:  Director
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                       ** Signature of     Date

                                                          Reporting Person
Note:          File three copies of this Form, one of which must
be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB Number.

                   SUPPLEMENTAL PAGE TO FORM 3

Reporting Persons:  (1)  Technology Fund Pte Ltd.
                    (2)  Technology Fund II Pte Ltd.

                         Both reporting persons share the same
                         address:
                         9 Scotts Road
                         #06-01 Pacific Plaza
                         Singapore 228210

Issuer/ Trading Symbol:  LanguageWare.net (Company) Ltd. (LWNTF)

Date of Event Requiring Statement: January 14, 2000


Explanation of Nature of Indirect Beneficial Ownership:   Venture
TDF Pte Ltd., as the investment manager of Technology Fund Pte Ltd. ("Tech Fund") and Technology Fund II Pte Ltd. ("Tech Fund II"), may be deemed to share with Tech Fund and Tech Fund II the power to vote or direct the vote and to dispose or to direct the disposition of the 10,998,130 Ordinary Shares of Issuer of which Tech Fund and Tech Fund II are beneficial owners as of January 14, 2000.

Date:  January 24, 2000

                              Technology Fund Pte Ltd.


                              By:                /s/ Thomas Ng
                              Name:                  Thomas Ng
                              Title:                 Director


                              Technology Fund II Pte Ltd.


                              By:                /s/ Thomas Ng
                              Name:                  Thomas Ng
                              Title:                 Director

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